[Exhibit (a)(12)]

                        TESTIMONY OF JAMES L. GRANUM
                  REGARDING NORFOLK SOUTHERN CORPORATION'S
                      PROPOSED ACQUISITION OF CONRAIL


                      BEFORE THE JOINT PUBLIC HEARING
                        SPONSORED BY THE NEW JERSEY
            ASSEMBLY TRANSPORTATION AND COMMUNICATIONS COMMITTEE
                    AND SENATE TRANSPORTATION COMMITTEE
                         MONDAY, FEBRUARY 24, 1997



        Good morning, and thank you for this opportunity. My name is James L. Granum, Vice President, Public Affairs, for Norfolk Southern Corporation. I work out of Washington, D.C. Accompanying me today is Steve Eisenach, Director, Strategic Planning, from Norfolk Southern headquarters in Norfolk, Virginia; Jim Blaze, of the Kingsley Group of Marlton, New Jersey; and Roger Bodman, of Public Strategies/Impact of Trenton. Mr. Blaze and Mr. Bodman have been retained by Norfolk Southern to assist in our Conrail acquisition effort.

        I'd like to take this opportunity to accomplish three things. First, I want to tell you something about Norfolk Southern. Then, I'd like to inform you of the benefits of a Norfolk Southern merger with Conrail. Finally, I hope to persuade you to endorse Norfolk Southern's plan to open the State of New Jersey and the Port of New York/New Jersey to rail-to-rail competition. After that, we'll be glad to answer questions.

        Some basics about Norfolk Southern: We are the fourth largest freight railroad in the United States. We own more than 14,000 miles of track throughout the Midwest and Southeast. We haul anything that moves by rail, but primarily, coal, chemicals, automobiles, auto parts, grain, paper and construction materials. Importantly for New Jersey, we also move truck trailers and containers--known as intermodal freight--because it moves over more than one kind of transportation; trains and trucks, trains and ships.

        Norfolk Southern is known for running a 'mighty fine line,' to steal a line from an old song. We are the safest big railroad on the continent and have been for eight years running. Because of our proficient and dedicated employees, we win awards for service to our customers. We are admired by our peers: Fortune magazine just this month named Norfolk Southern "most admired" among large railroads--the second year in a row we've topped the list, and we ranked in the top ten percent of all 431 companies in the Fortune survey.

        And, we make money for our shareholders. We grossed $4.8 billion in 1996 and brought $770 million down to the bottom line. We are proud that we have the lowest ratio of operating expenses to revenue of all the major railroads, which enables us to maintain and reinvest in our railroad at higher levels than others in the industry.

        Norfolk Southern achieved these outstanding financial results operating in a fiercely competitive environment. That's why Norfolk Southern, which has demonstrated its willingness and ability to compete, vigorously opposes a merger of Conrail with CSX, our strongest and larger rail competitor. Conrail's neutrality and independence will vanish, and we will find ourselves shut out of the Northeast, from Baltimore to Boston.

        That is because our tracks do not go north of Alexandria, Virginia or Hagerstown, Maryland. We depend on Conrail to move our customers' freight into the Northeast. As an independent railroad, Conrail has historically operated as a neutral carrier, serving as a joint line partner equally well between Norfolk Southern or CSX. Good or bad, Conrail provides comparable service to all connecting railroads that want to reach the Northeast, where Conrail is the sole large major railroad. But Conrail is gone; there is no status quo. CSX/Conrail is not Conrail.

        Why should you care that Conrail's past neutrality would terminate under a CSX/Conrail deal? Because competition benefits you, and a lack of it hurts you. In practice, Conrail has only minimal rail competition in New Jersey and in the New York/New Jersey Port area today. Is it a coincidence that economic development in New Jersey has stagnated under twenty years of Conrail dominance? If Conrail and CSX combine, then Conrail's lock on the region will intensify.

        CSX and Conrail will tell you that they will offer single-system service to more places and that they will be more efficient than an independent Conrail. They may even suggest that by introducing competition to New Jersey as Norfolk Southern proposes, railroad costs will go up and rates will increase. If you believe that, I have a bridge to sell you. In the absence of competition, a beneficial monopoly is rarer than a benevolent dictatorship. Which would you trust more to ensure competitive rates and services? CSX promises or the marketplace?

        They also say that rail-to-rail competition is not important. Maybe that's because Conrail has not experienced rail-to-rail competition before--only truck. While CSX claims that its acquisition of Conrail will take trucks off highways, CSXT's record does not support the rhetoric. Since 1988, when both CSXT and Norfolk Southern began serious intermodal initiatives, Norfolk Southern intermodal traffic grew 94 percent--more than double the industry growth rate. During the same period CSXT intermodal traffic was flat and trailed industry growth, while Conrail intermodal growth only tracked the industry average with a 43 percent gain. Who do you want leading the charge to relieve highway truck congestion into and out of New Jersey? Last year we handled 59,000 units for one trucking company alone. Norfolk Southern has the best record of intermodal growth and terminal investment to support customer requirements.

        New Jersey is part of the largest consumer market in the United States. The Port of New York/New Jersey, the largest East Coast container port, is the first call in the eastern U.S. for most North Atlantic shipping lines. All other major U.S. East Coast ports are served by two competing major railroads, but the Port of New York and New Jersey does not enjoy this advantage. Knowing how competitive ports are with each other and how much public investment there is in their facilities, can the Port afford to be captive to one railroad while the competition--such as Hampton Roads--continues to be served by two?

        Norfolk Southern wants to merge with Conrail. In fact, we've been wanting to join up with them longer than anyone. We like to say: Why Not the Best? If Conrail is going to be sold, we offer a better deal, a better plan, less route overlap, and will execute a better merger. We have offered Conrail's owners the best financial terms--$115 a share, all cash, for all shares. Approximately two-thirds of Conrail's shareholders endorsed the Norfolk Southern offer with their January rejection of the Conrail/CSX deal; twenty-nine percent of Conrail's employee plan shares voted against the CSX deal. Even so, Conrail's board continues to reject our superior offer.

        Thankfully for all of us, federal regulators--the Surface Transportation Board--ultimately will decide who will merge with whom. The Board is charged by law with advancing the national transportation policy. It represents the public interest. We intend to file an application with the Board in April seeking permission to merge with Conrail. We believe that a Conrail-Norfolk Southern merger will prevail at the Surface Transportation Board because it preserves two-railroad competition to all major markets in the Northeast, restores rail competition to New Jersey for the first time in twenty years, and assures that the competitive balance that has been achieved among major Western railroads will also be achieved in the Eastern United States.

        Norfolk Southern's is the only plan that will introduce another major rail carrier into the region over owned routes and with access to owned terminals. The Norfolk Southern plan will implement the vision of competitive rail service in New Jersey and the entire Northeast and Mid Atlantic Region intended by Congress and the United States Railway Association planners in the 1970s when Conrail was originally created. Our offer is clearly in the public interest.

        Here are some of the things a Conrail-Norfolk Southern combination can do for New Jersey and why we hope the State will endorse our acquisition effort. Conrail plus Norfolk Southern will:

o Open the Port area between Conrail's Port Reading and Croxton Yards, roughly between Woodbridge and Secaucus, to another Class I carrier. This includes competitive access to rail stations and customers within that terminal area, direct access to Port Newark and Port Elizabeth; and connections to all Port-area short lines. The new competitor will also have exclusive ownership of Conrail's Croxton intermodal terminal and the ability to build an automobile or other terminal on its own property.

o Extend single-line service for the first time from New Jersey west to Kansas City, where Conrail plus Norfolk Southern will connect with all western railroads. This will supplement
        Conrail's existing Chicago to St. Louis service.

o Serve New Jersey with expanded RoadRailer(R) service to southern and midwestern destinations.

o Provide shorter, faster, north-south double-stack routes via Harrisburg, Pennsylvania, and Hagerstown, Maryland and east-west routes via Kansas City, Chicago, and St. Louis.

o Clear the Pattenburg tunnel to provide for a new double stack route between Harrisburg and Newark via Allentown. Conrail has repeatedly refused to make the necessary tunnel improvements because the Canadian Pacific has rights over that route, and Conrail has sought to protect its own double-stack stranglehold on the Port.

o Introduce another rail competitor for the New York/New Jersey automobile distribution market.

o Bring to New Jersey communities the benefits of the consistently aggressive and successful Norfolk Southern Industrial Development Department. Norfolk Southern's economic development efforts, in conjunction with the states and communities it serves, located 8 of the last 11 new auto assembly plants--including BMW and Mercedes Benz--on Norfolk Southern lines. Major industries today require access by two railroads when making site selection decisions. The Norfolk Southern plan will help New Jersey create new jobs through economic development.

o Introduce New Jersey citizens to a company that prides itself on being a good corporate citizen, is proud of its heritage, recognizes and honors the rich heritage of Conrail and its predecessor companies, and salutes the pride New Jersey has in its own rich railroad past as the gateway from which countless immigrants left Ellis Island and ventured off via the iron horse to begin a new life. To that end, we are aware of efforts to establish a railroad Heritage Foundation in the State, and while I cannot make any promises here today, we are at least willing to consider what role we can play in promoting that effort. But please bear in mind that we will never lose sight of our number one objective to provide safe, customer-focused, and competitive freight rail service.

    Our proposed merger should have little impact on New Jersey employees. Since there is no Norfolk Southern and Conrail overlap in New Jersey, there are no redundant yards, no redundant terminals and no redundant diesel shops. Nor redundant workers.

    In the front of the gray folders we distributed, you will find a single sheet titled "Principles of Balanced Rail Competition." This is Norfolk Southern's written commitment that, by merging with Conrail, we will make sure that the largest markets, including New Jersey, will be served by two large railroads.

    Norfolk Southern has met repeatedly with representatives from the New Jersey Department of Transportation, the Port of New York/New Jersey, the North Jersey Transportation Planning Authority, Southern New Jersey Development Council, New Jersey Transit, and the New Jersey Short Line Association. We have met with Union County community leaders. We have had frank exchanges of information. Much of what we have learned will find its way into the merger application we file with the Surface Transportation Board.

    To summarize: We believe that only Norfolk Southern's merger with Conrail will prevent New Jersey from becoming increasingly captive to a monolithic rail carrier. We want the opportunity to show you what rail-to-rail competition will mean for New Jersey, its highways, and its air quality. And we want to work with you to stimulate economic development within your borders.

    In closing, we'd like to ask three things of you: First, support our effort. Second, if for whatever reason you can't endorse our merger proposal, come out in favor of the "Principles of Balanced Rail Competition," as described on the sheet in your information packet. Make sure Governor Whitman and New Jersey's congressional delegation know that you support these principles. Third, give us your feedback. We want to know what matters to you and your constituents.

    Thank you. We'll be glad to answer any questions you may have.

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